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                                                                  Exhibit 99.1

VIVENDI
  UNIVERSAL


                     VIVENDI UNIVERSAL CLOSES ACQUISITION
                OF ENTERTAINMENT ASSETS OF USA NETWORKS, INC.

                NEW PRODUCTION AND DISTRIBUTION ENTITY CALLED
       VIVENDI UNIVERSAL ENTERTAINMENT (VUE) TO BE LED BY BARRY DILLER


PARIS AND NEW YORK, MAY 7, 2002 - Vivendi Universal [PARIS BOURSE: EX FP;NYSE:
V] today announced that it has closed the acquisition of the entertainment assets of USA Networks (USA) in a deal based on the 314 million shares it already owned in USA Networks; $1.62 billion in cash and 27.6 million Vivendi Universal shares to Liberty Media.

Under the terms of the deal, Vivendi Universal will have a 93% control of an entity to be called Vivendi Universal Entertainment (VUE). The entity brings together Universal Studios Group and the entertainment assets of USA Networks. The transaction will be financed by the exchange of USA and Vivendi Universal securities and limited cash outlay by Vivendi Universal Entertainment. As previously announced in December, the total number of Vivendi Universal shares issued to Liberty Media in the transaction is 37.3 million (including Multithematiques buy-back), and the number of shares issued to Liberty has not changed from what was announced in December.

Vivendi Universal received 60.5 million warrants on USA Networks, whose strike price ranges from $27.5 to $37.5 per share.

Today's closing was contingent upon the following: The European Commission's recent determination that the Company could proceed with the closing, since it ruled that Vivendi Universal may acquire the portion of Multithematiques that is owned by Liberty; Vivendi Universal Entertainment's securing of the necessary $1.62 billion cash financing through a credit facility entered into with JP Morgan and Bank of America; and the affirmative vote by USA Networks' shareholders on April 23rd. The transaction closed today in New York City. With the transaction now complete, full integration of all the VUE assets is now under way.


VIVENDI UNIVERSAL:  COMPANY DESCRIPTION

Combining the rich global and local content of its Music, Publishing and TV & Film units, the company leverages the strength of its market-leading brands and products through a broad array of state-of-the-art interactive distribution channels and platforms provided by its Telecommunications and Internet units.

A consumer-focused, performance-driven and values-based global media and communications company, Vivendi Universal is positioned to be the world's preferred creator and provider of entertainment, education and personalized services to consumers anywhere, at any time, and across all distribution platforms and devices.


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IMPORTANT DISCLAIMER:

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE OUTSIDE OUR CONTROL, INCLUDING BUT NOT LIMITED TO: THE RISK THAT RECENTLY ACQUIRED OPERATIONS WILL NOT BE INTEGRATED SUCCESSFULLY; THAT THE SYNERGIES EXPECTED TO BE CREATED AS A RESULT OF RECENT ACQUISITIONS WILL NOT MATERIALIZE; THAT VIVENDI UNIVERSAL WILL BE UNABLE TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; THAT VIVENDI UNIVERSAL WILL FACE INCREASED COMPETITION AND THAT THE EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES OF SUCH COMPETITION WILL LIMIT OR REDUCE VIVENDI UNIVERSAL'S REVENUE AND/OR INCOME; THAT VIVENDI UNIVERSAL WILL BE UNABLE TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS; AND THAT VIVENDI UNIVERSAL WILL BE UNABLE TO OBTAIN OR RETAIN, UPON ACCEPTABLE TERMS, THE LICENSES AND PERMITS NECESSARY TO OPERATE AND EXPAND ITS BUSINESSES; AS WELL AS THE RISKS DESCRIBED IN THE DOCUMENTS VIVENDI UNIVERSAL HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THOSE DOCUMENTS AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THOSE DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM VIVENDI UNIVERSAL.


VIVENDI UNIVERSAL CONTACTS

MEDIA RELATIONS                                 INVESTOR RELATIONS

NEW YORK - VIVENDI UNIVERSAL                    NEW YORK - VIVENDI UNIVERSAL
Anita Larsen                                    Eileen McLaughlin
212-572-1118, or                                212-572-8961
Mia Carbonell
212-572-7556                                    PARIS - VIVENDI UNIVERSAL
                                                Laurence Daniel
PARIS - VIVENDI UNIVERSAL                       011-33-1-71-71-1233
Antoine Lefort
011-33-1-71-71-1180
Alain Delrieu
011-33-1-71-71-1086